Exhibit 99.1

For Immediate Release For Details Contact: Edward J. Richardson Chairman and CEO Phone: (630) 208-2340 E-mail: info@rell.com	Kathleen S. Dvorak EVP & CFO (630) 208-2208	Corporate Headquarters 40W267 Keslinger Road PO Box 393 LaFox, IL 60147-0393 USA Phone: (630) 208-2200 Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS SECOND QUARTER

FISCAL 2011 RESULTS AND DECLARES CASH DIVIDEND

Second quarter sales growth of 23.7%

RFPD becomes a discontinued operation

LaFox, IL, January 5, 2011: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported sales and earnings for its second quarter ended November 27, 2010. The Company’s second quarter results reflect its RFPD business unit as a discontinued operation. The Company also declared its regular quarterly dividend.

Net sales for the second quarter of Fiscal 2011 were $41.0 million, up 23.7% from net sales of $33.1 million during the second quarter of last year. Operating income was $0.6 million or 1.5% of net sales for the second quarter of Fiscal 2011, compared to $0.3 million or 0.9% of net sales during last year’s second quarter. Income from continuing operations during the second quarter of fiscal 2011 was $0.2 million, or $0.01 per diluted common share, compared to a loss from continuing operations of $0.3 million during the second quarter of last year.

Income from discontinued operations, net of tax, was $7.3 million, or $0.40 per diluted common share, during the second quarter of fiscal 2011 compared to $3.4 million, or $0.19 per diluted common share, during the second quarter of fiscal 2010.

Net income during the second quarter of fiscal 2011 was $7.5 million, or $0.41 per diluted common share, compared to net income of $3.1 million, or $0.18 per diluted common share, in the prior year’s second quarter.

“We are moving forward with the sale of our RFPD business unit to Arrow Electronics. We expect to close the transaction within the next 60 days. In the interim, we continue to see strong sales growth for our EDG business and improving signs for Canvys. Post-transaction, we will realign our cost structure for the remaining businesses to achieve our near-term goal of attaining a 5% operating margin,” said Edward J. Richardson, Chairman, Chief Executive Officer and President of Richardson Electronics, Ltd.

FINANCIAL SUMMARY — THREE MONTHS ENDED NOVEMBER 27, 2010

•	Net sales for the second quarter of fiscal 2011 were $41.0 million, up 23.7%, compared to net sales of $33.1 million during the second quarter of last year.

•	Gross margin as a percentage of net sales decreased to 28.8% during the second quarter of fiscal 2011 compared to 32.9% during the second quarter of last year.

•	SG&A expenses during the second quarter of Fiscal 2011 were $11.2 million, or 27.3% of net sales, compared to $10.6 million, or 32.0% of net sales, during the second quarter of last year.

•	Operating income during the second quarter of fiscal 2011 was $0.6 million, or 1.5% of net sales, compared to $0.3 million, or 0.9% of net sales, for the second quarter last year.

•

Income from continuing operations during the second quarter of fiscal 2011 was $0.2 million, or $0.01 per diluted common share, compared to a loss from continuing operations of $0.3 million during the second quarter of last year.

•

Income from discontinued operations, net of tax, was $7.3 million, or $0.40 per diluted common share, during the second quarter of fiscal 2011 compared to $3.4 million, or $0.19 per diluted common share, during the second quarter of fiscal 2010.

•

Net income during the second quarter of fiscal 2011 was $7.5 million, or $0.41 per diluted common share, compared to net income of $3.1 million, or $0.18 per diluted common share, in the prior year’s second quarter.

FINANCIAL SUMMARY — SIX MONTHS ENDED NOVEMBER 27, 2010

•	Net sales for the first six months of fiscal 2011 were $78.5 million, up 24.3%, compared to net sales of $63.1 million during the first six months of last year.

•	Gross margin as a percentage of net sales decreased to 29.5% during the first six months of fiscal 2011 compared to 31.6% during the first six months of last year.

•	SG&A expenses during the first six months of Fiscal 2011 were $21.7 million, or 27.7% of net sales, compared to $21.0 million, or 33.3% of net sales, during the first six months of last year.

•	Operating income during the first six months of fiscal 2011 was $1.4 million, or 1.8% of net sales, compared to a loss of $1.0 million for the first six months of last year.

•

Income from continuing operations during the first six months of fiscal 2011 was $0.6 million, or $0.03 per diluted common share, compared to a loss from continuing operations of $2.5 million, during the first six months of last year.

•

Income from discontinued operations, net of tax, was $15.2 million, or $0.84 per diluted common share, during the first six months of fiscal 2011 compared to $7.6 million, or $0.42 per diluted common share, during the first six months of the prior year.

•

Net income during the first six months of fiscal 2011 was $15.8 million, or $0.87 per diluted common share, compared to net income of $5.0 million, or $0.28 per diluted common share, during the first six months of the prior year.

CASH FLOWS AND BALANCE SHEET

Cash flows provided by operating activities were $2.8 million during the second quarter of Fiscal 2011, compared to cash flows provided by operating activities of $6.9 million during the second quarter of Fiscal 2010. The Company ended the quarter in a net cash position of $15.0 million, reflecting cash of $33.0 million and total debt of $18.0 million.

“The balance sheet items shown as discontinued assets and liabilities all relate to RFPD. Our balance sheet for our third quarter will reflect the cash proceeds from the sale as well as the remaining assets and liabilities of our existing businesses. After the sale, our balance sheet will provide us with tremendous flexibility and liquidity for our future,” said Kathleen Dvorak, Executive Vice President and Chief Financial Officer.

OUTLOOK

On October 1, 2010, the Company announced that it had signed a definitive agreement to sell its RF, Wireless and Power Division (“RFPD”) and certain other assets to Arrow Electronics, Inc. (NYSE: ARW) for $210 million in cash, subject to post-closing adjustments.

The transaction is subject to the approval of shareholders of Richardson Electronics, Ltd. as well as customary closing conditions and regulatory approvals. The companies expect the transaction to close in the next 60 days.

“We expect that sales for EDG and Canvys for the third quarter to be in the range of $38 to $40 million, representing more than 10% growth over the prior year. Post-transaction, our goal will be to appropriately align our cost structure and implement our growth strategy to deliver solid financial and operational results,” said Mr. Richardson.

CASH DIVIDEND

The Company also announced today that its Board of Directors voted to declare a $0.02 cash dividend per share to all holders of common stock and a $0.018 cash dividend per share to all holders of Class B common stock. The dividend will be payable on February 25, 2011, to all common stockholders of record on February 10, 2011. The Company currently has 14,980,190 outstanding shares of common stock and 3,001,961 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, January 6, 2011, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s second quarter fiscal 2011 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 800-688-0796 and enter passcode 20623014 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on January 6, 2011, for seven days. The telephone numbers for the replay are (USA) 800-688-0796 and (International) 617-614-4070; access code 64749137.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s 2010 Annual Report on Form 10-K, Item 1A, “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the period ended August 28, 2010 and “Risk Factors” in the Company’s Definitive Proxy Statement filed on December 21, 2010. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a global provider of engineered solutions, a global distributor of electronic components to the radio frequency, wireless and power management, and electron device markets, and a global provider of display solutions to the display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company’s strategy is to provide specialized technical expertise and value-add, or “engineered solutions.” The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of its customers. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Income

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	November 27, 2010	November 28, 2009	November 27, 2010	November 28, 2009

Net sales	$40,980	$33,116	$78,490	$63,130
Cost of sales	29,185	22,216	55,304	43,163

Gross profit	11,795	10,900	23,186	19,967
Selling, general, and administrative expenses	11,198	10,589	21,743	20,997
(Gain) loss on disposal of assets	2	—	2	(2)

Operating income (loss)	595	311	1,441	(1,028)

Other (income) expense:
Interest expense	39	325	106	664
Investment income	—	(8)	—	(18)
Foreign exchange loss	197	700	316	1,518
Loss on retirement of short-term debt	—	—	60	—
Other, net	(79)	(91)	(70)	(98)

Total other expense	157	926	412	2,066

Income (loss) from continuing operations before income taxes	438	(615)	1,029	(3,094)
Income tax provision (benefit)	270	(353)	408	(564)

Income (loss) from continuing operations	168	(262)	621	(2,530)
Income from discontinued operations, net of tax	7,291	3,396	15,214	7,579

Net income	$7,459	$3,134	$15,835	$5,049

Net income per Common share - Basic:
Income (loss) from continuing operations	$0.01	$(0.01)	$0.04	$(0.14)
Income from discontinued operations	0.42	0.19	0.87	0.43

Total net income per Common share - Basic:	$0.43	$0.18	$0.91	$0.29

Net income per Class B common share - Basic:
Income (loss) from continuing operations	$0.01	$(0.01)	$0.03	$(0.13)
Income from discontinued operations	0.38	0.17	0.78	0.39

Total net income per Class B common share - Basic:	$0.39	$0.16	$0.81	$0.26

Net income per Common share - Diluted:
Income (loss) from continuing operations	$0.01	$(0.01)	$0.03	$(0.14)
Income from discontinued operations	0.40	0.19	0.84	0.42

Total net income per Common share - Diluted:	$0.41	$0.18	$0.87	$0.28

Net income per Class B common share - Diluted:
Income (loss) from continuing operations	$0.01	$(0.01)	$0.03	$(0.13)
Income from discontinued operations	0.37	0.17	0.77	0.39

Total net income per Class B common share - Diluted:	$0.38	$0.16	$0.80	$0.26

Weighted average number of shares:
Common shares - Basic	14,768	14,864	14,725	14,862

Class B common shares - Basic	3,028	3,048	3,038	3,048

Common shares - Diluted	18,099	17,912	18,010	17,910

Class B common shares - Diluted	3,028	3,048	3,038	3,048

Dividends per common share	$0.020	$0.020	$0.040	$0.040

Dividends per Class B common share	$0.018	$0.018	$0.036	$0.036

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	November 27, 2010	May 29, 2010
Assets
Current assets:
Cash and cash equivalents	$33,033	$29,038
Accounts receivable, less allowance of $312 and $369	22,008	19,762
Inventories	26,491	26,797
Prepaid expenses	1,388	1,438
Deferred income taxes	346	317
Discontinued operations - assets	173,168	148,169

Total current assets	256,434	225,521

Non-current assets:
Property, plant and equipment, net	5,752	6,561
Deferred financing costs, net	—	60
Non-current deferred income taxes	1,550	1,541
Other non-current assets	358	1,132

Total non-current assets	7,660	9,294

Total assets	$264,094	$234,815

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$18,750	$18,067
Accrued liabilities	10,864	10,037
Short-term debt	18,000	19,517
Discontinued operations - liabilities	60,990	53,366

Total current liabilities	108,604	100,987

Non-current liabilities:
Long-term income tax liabilities	346	254
Other non-current liabilities	494	490
Discontinued operations - non-current liabilities	3,265	3,221

Total non-current liabilities	4,105	3,965

Total liabilities	112,709	104,952

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 16,317 shares at November 27, 2010, and 16,029 shares at May 29, 2010	814	802
Class B common stock, convertible, $0.05 par value; issued 3,002 shares at November 27, 2010, and 3,048 shares at May 29, 2010	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	123,065	120,998
Common stock in treasury, at cost, 1,370 shares at November 27, 2010, and 1,355 shares at May 29, 2010	(8,665)	(8,503)
Retained earnings	28,061	12,925
Accumulated other comprehensive income	7,958	3,489

Total stockholders’ equity	151,385	129,863

Total liabilities and stockholders’ equity	$264,094	$234,815

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Six Months Ended
	November 27, 2010	November 28, 2009	November 27, 2010	November 28, 2009
Operating activities:
Net income	$7,459	$3,134	$15,835	$5,049
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	490	1,115	1,385	2,179
Loss from discontinued operations	—	1,173	—	1,173
Loss on retirement of short-term debt	—	—	60	—
Stock compensation expense	160	202	308	351
Deferred income taxes	(85)	260	(31)	84
Accounts receivable	(9,536)	(4,786)	(11,212)	1,039
Inventories	(3,473)	7,705	(10,016)	5,885
Prepaid expenses	(862)	204	(1,704)	(1,472)
Accounts payable	7,361	(988)	6,651	(8,731)
Accrued liabilities	1,762	591	2,021	946
Other	(481)	(1,711)	(61)	(1,804)

Net cash provided by operating activities	2,795	6,899	3,236	4,699

Investing activities:
Capital expenditures	(97)	(214)	(496)	(494)
Proceeds from sales of available-for-sale securities	73	64	83	103
Purchases of available-for-sale securities	(73)	(64)	(83)	(103)
Other	(40)	(10)	(33)	(27)

Net cash used in investing activities	(137)	(224)	(529)	(521)

Financing activities:
Proceeds from borrowings	47,300	—	109,600	10,200
Payments on debt	(51,300)	—	(91,600)	(10,200)
Payments on retirement of short-term debt	—	—	(19,517)	—
Repurchase of common stock	(162)	—	(162)	—
Proceeds from issuance of common stock	1,607	—	1,771	5
Cash dividends paid	(351)	(352)	(699)	(704)
Other	—	10	—	10

Net cash used in financing activities	(2,906)	(342)	(607)	(689)

Effect of exchange rate changes on cash and cash equivalents	1,299	1,829	1,895	2,581

Increase in cash and cash equivalents	1,051	8,162	3,995	6,070
Cash and cash equivalents at beginning of period	31,982	41,795	29,038	43,887

Cash and cash equivalents at end of period	$33,033	$49,957	$33,033	$49,957

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Second Quarter and First Six Months of Fiscal 2011 and Fiscal 2010

(in thousands)

By Strategic Business Unit:

	Net Sales			Gross Profit
Second Quarter	FY 2011	FY 2010	% Change	FY 2011	% of Net Sales	FY 2010	% of Net Sales
EDG	28,655	20,121	42.4%	8,942	31.2%	7,366	36.6%
Canvys	12,325	12,995	(5.2%)	2,853	23.1%	3,535	27.2%

Total	$40,980	$33,116	23.7%	$11,795	28.8%	$10,901	32.9%

	Net Sales			Gross Profit
First Six Months	FY 2011	FY 2010	% Change	FY 2011	% of Net Sales	FY 2010	% of Net Sales
EDG	56,148	38,917	44.3%	17,998	32.1%	13,633	35.0%
Canvys	22,342	24,213	(7.7%)	5,188	23.2%	6,335	26.2%

Total	$78,490	$63,130	24.3%	$23,186	29.5%	$19,968	31.6%